Pure Nickel Inc. 95 WELLINGTON ST. W. STE 900, TORONTO, ONTARIO, M5J 2N7 Tel: 416-644-0001 Fax: 416-644-0069 www.purenickel.com
TSX Trading Symbol:	NIC (TSX), PNCKF (OTC BB)
Total Shares Outstanding:	67.766 million
Fully Diluted:	87.884 million
52-Week Trading Range:	C$0.025 - $0.50

– NEWS RELEASE –

Pure Nickel Reports Fiscal Year-end Results and 2008 Highlights

Year-end Results

Pure Nickel Inc. (TSX: NIC, OTCBB: PNCKF ) reported its results for the three months and the fiscal year ended November 30, 2008. The Company reported a net loss of $168,024 for the fourth quarter ended November 30, 2008, compared to a net loss of $3,514,569 for the fourth quarter of 2007, and a net loss of $2,432,040 ($0.04 per share) for the fiscal year ended November 30, 2008, compared to a net loss of $7,725,575 ($0.18 per share) for the fiscal year ended November 30, 2007. Pure Nickel's financial statements and the accompanying management, discussion and analysis are available on our website at www.purenickel.com and on Sedar at www.sedar.com. (All dollar amounts herein are in Canadian funds unless otherwise indicated.)

2008 Highlights

Last year was very productive for Pure Nickel: despite volatile markets and declining nickel prices, our accomplishments are noteworthy:

  We were able to attract and enter into an important new partnership on our MAN Alaska property with ITOCHU Corporation of Japan.

  We completed two exploration drilling programs on our premier properties with significant results from William Lake.

  We received encouraging results on two of our properties that we optioned in 2007.

  We negotiated option agreements on two additional non-core properties.

  We are entering 2009 with approximately $7.2 million cash on hand.

MAN, Alaska property

Pure Nickel Inc. entered into an exploration and option agreement with ITOCHU Corporation, a multi-billion dollar Japanese conglomerate. The agreement provides ITOCHU with the right to earn up to a 75% interest in Pure Nickel's 720-square- kilometre MAN Alaska property by investing up to US$40 million in further exploration and development of the property.

ITOCHU has reimburse Pure Nickel for expenditures incurred last year at MAN and under the terms of the agreement is firmly committed to funding this year's exploration activity to a combined maximum of US$6.5 million for 2008 and 2009. On an ongoing basis, exploration activity will be funded through 2014 to a total of US$40 million subject to ITOCHU exercising its option to continue at the end of 2009 and 2013.

"This agreement represents a successful implementation of our strategy to set up partnership arrangements in order to develop our portfolio of properties," said David McPherson, our President and CEO.

About Pure Nickel Inc.

Pure Nickel is a mineral exploration company with a diverse collection of advanced nickel sulphide and PGE projects in Canada and Alaska. Pure Nickel currently has approximately $7.2 million working capital.

Some of the statements contained herein may be forward-looking statements which involve known and unknown risks and uncertainties. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of Pure Nickel are forward looking statements that involve various risks. The following are important factors that could cause Pure Nickel's actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events may differ materially from those anticipated in such statements. Pure Nickel undertakes no obligation to update such forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on such forward-looking statements.

The TSX Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information:
The Howard Group
Jeff Walker
Toll Free: 1-888-221-0915
Email: info@howardgroupinc.com
Website: www.howardgroupinc.com

Pure Nickel Inc.
David McPherson
President and CEO
T. (416) 644-0066
Email: info@purenickel.com
Website: www.purenickel.com